                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               GENSYM CORPORATION
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    37245R107
                                    ---------
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102
                                  ------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                OCTOBER 16, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107.

GENSYM CORPORATION
October 16, 2001
Page 2

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                             Rocket Software, Inc.
    I.R.S. Identification Nos. of Above Persons           (I.R.S. Identification
                                                           No. 04-3090800)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        WC
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           Massachusetts
--------------------------------------------------------------------------------
  Number of         (7) Sole Voting Power                                   None
     Shares        _____________________________________________________________
 Beneficially       (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by         _____________________________________________________________
      Each          (9) Sole Dispositive Power                              None
  Reporting        _____________________________________________________________
 Person With       (10) Shared Dispositive Power  200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           200,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     3.09%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See
    Instructions)                                                             CO
--------------------------------------------------------------------------------

GENSYM CORPORATION
October 16, 2001
Page 3


CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                    Andrew Youniss
    I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                    AF, PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States
--------------------------------------------------------------------------------
  Number of         (7) Sole Voting Power           1,500 shares - See Item 5(b)
     Shares        _____________________________________________________________
 Beneficially       (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by         _____________________________________________________________
      Each          (9) Sole Dispositive Power      1,500 shares - See Item 5(b)
  Reporting        _____________________________________________________________
 Person With       (10) Shared Dispositive Power  200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           201,500 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                    3.12 %
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

GENSYM CORPORATION
October 16, 2001
Page 4


CUSIP No. 37245R107.

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                   Johan Magnusson
    I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [x]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                    AF, PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                  Sweden
--------------------------------------------------------------------------------
  Number of         (7) Sole Voting Power         335,600 shares - See Item 5(b)
     Shares        _____________________________________________________________
 Beneficially       (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by         _____________________________________________________________
      Each          (9) Sole Dispositive Power    335,600 shares - See Item 5(b)
  Reporting        _____________________________________________________________
 Person With       (10) Shared Dispositive Power  200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           535,600 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    8.28%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

GENSYM CORPORATION
October 16, 2001
Page 5


CUSIP No. 37245R107

--------------------------------------------------------------------------------
1.  Names of Reporting Persons                                    Matthew Kelley
    I.R.S. Identification Nos. of Above Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                        AF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant        [_]
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                           United States
--------------------------------------------------------------------------------
  Number of         (7) Sole Voting Power                                   None
     Shares        _____________________________________________________________
 Beneficially       (8) Shared Voting Power       200,000 shares - See Item 5(b)
  Owned by         _____________________________________________________________
      Each          (9) Sole Dispositive Power                              None
  Reporting        _____________________________________________________________
 Person With       (10) Shared Dispositive Power  200,000 shares - See Item 5(b)
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned           200,000 shares - See Item 5(b)
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                     3.09%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

GENSYM CORPORATION
October 16, 2001
Page 6


            The Statement on Schedule 13D, dated July 27, 2001, by Rocket Software, Inc. ("Rocket"), Johan Magnusson, Andrew Youniss, and Matthew Kelley, as amended and supplemented by amendment no. 1 dated August 7, 2001, amendment no. 2 dated August 16, 2001 and amendment no. 3 dated September 18, 2001 (as so amended, the "Amended Original Statement"), is hereby further amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Amended Original Statement is hereby supplemented as follows:

            On October 16, 2001, Rocket and Gensym executed and delivered a letter agreement relating to the purchase and sale of certain assets of Gensym pursuant to the terms and conditions set forth in such letter agreement, a copy of which is attached hereto as EXHIBIT I and is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following document is filed as an exhibit to this statement:

            EXHIBIT I         Letter Agreement, dated October 16, 2001,
            ---------         executed and delivered by Rocket and Gensym,
                              relating to the purchase and sale of certain
                              Gensym assets pursuant to the terms and
                              conditions set forth therein.

GENSYM CORPORATION
October 16, 2001
Page 7


                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     ROCKET SOFTWARE, INC.


         October 19, 2001                            By: /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss, President


         October 19, 2001                            /s/ Andrew Youniss
         ---------------------------                 ---------------------------
         (Date)                                      Andrew Youniss


         October 19, 2001                            /s/ Johan Magnusson
         ---------------------------                 ---------------------------
         (Date)                                      Johan Magnusson


         October 19, 2001                            /s/ Matthew Kelly
         ---------------------------                 ---------------------------
         (Date)                                      Matthew Kelley

GENSYM CORPORATION
October 16, 2001
Page 8


                                                                       EXHIBIT I
                                                                       ---------


                                October 16, 2001




Gensym Corporation
52 Second Avenue
Burlington, MA 01803
Attention:  Lowell B Hawkinson,
         Chief Executive Officer

Ladies and Gentlemen:

     This letter sets forth the terms upon which ROCKET SOFTWARE, INC. ("Buyer") will purchase (the "Purchase") the NetCure product line (the "NetCure Product Line") of GENSYM CORPORATION ("Seller").

1.   PROPOSED TERMS

     A Term Sheet (the "Term Sheet") summarizing the material terms of the Purchase is attached as EXHIBIT A. It is the intent of the parties that the terms, provisions and conditions contained in this letter and the Term Sheet shall constitute a binding agreement with respect to the Purchase, but the obligations of Buyer to consummate the Purchase shall be subject to (i) the negotiation, execution and delivery of a definitive agreement, containing terms, conditions and other provisions that are customary for transactions similar to the Purchase and are not inconsistent with this letter and the Term Sheet, (ii) the satisfaction of the conditions to be contained in the definitive agreement, and (iii) the delivery to Buyer of a written opinion letter of Hale and Dorr LLP and/or Richards, Layton and Finger LLP, as counsel for Seller, dated the closing date of the Purchase, which opinion shall be satisfactory to Buyer, as determined by Buyer in good faith after consultation with its counsel, both in form and substance in all respects. Your chief executive officer has represented orally to us (and we are relying on such representation) that your Board of Directors has approved the Purchase and other transactions contemplated by this agreement (including the Term Sheet) substantially on the terms and conditions set forth in the agreement (including the Term Sheet). The parties agree to negotiate in good faith the terms, conditions and provisions of, and to execute and deliver the definitive agreement. The obligations of Buyer and Seller pursuant to (i) Section 3 below shall also be binding and (ii) Section 4 below shall also be binding and continue in force and effect from the date hereof through October 16, 2002.

GENSYM CORPORATION
October 16, 2001
Page 9


2.   DEPOSIT

     Upon the execution of this agreement, Buyer shall make an earnest money deposit in the amount of $100,000. Such deposit will be refundable in full to Buyer in the event that (a) Seller agrees to sell or consummates a sale of the NetCure Product Line to a third party, (b) Seller breaches its obligations under
Section 3 below, or (c) the termination of this agreement pursuant to Section 5 below.

3.   OTHER NEGOTIATIONS

     Between the date of this letter and the closing of the Purchase, Seller shall not, directly or indirectly, through any officer, director, employee, affiliate or agent or otherwise, take any action to solicit, initiate, seek, entertain, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any third party regarding any direct or indirect acquisition of the NetCure Product Line, or any acquisition of any material portion of the assets of the NetCure Product Line, including the grant of any license to any intellectual property of the NetCure Product Line other than licenses in the ordinary course of business related to the sale of the Seller's products. Seller agrees that any such negotiations (other than negotiations with Buyer) in progress as of the date of this letter will be suspended during such period and that Seller will not accept or enter into any agreement, arrangement or understanding regarding any such third party acquisition transaction during such period.

     If Seller or any of its officers, directors, employees, affiliates or agents receives any proposal for, or inquiry respecting, any third party acquisition transaction involving, directly or indirectly, the NetCure Product Line, or any request for nonpublic information in connection with any such proposal or inquiry, Seller shall promptly notify Buyer, describing in detail the identity of the person making such proposal or inquiry and the terms and conditions of such proposal or inquiry.

4.   PUBLIC ANNOUNCEMENTS

     The parties shall not make any public announcement concerning this letter, their discussions or any other documents or communications concerning the Purchase without the prior written approval of the other party (which shall not be unreasonably withheld, conditioned or delayed), unless advised by counsel that such disclosure is required by law (in which case the party so advised shall promptly notify the other party).

5.   TERMINATION

     Anything herein to the contrary notwithstanding, this agreement may be terminated prior to the consummation of the Purchase and other transactions contemplated hereby: (i) at any time by mutual written consent of Buyer and Seller; or (ii) by Buyer by written notice to Seller at any time after November 2, 2001 so long as Buyer is not in material breach of its obligations hereunder at the time of termination; or (iii) by Seller by written notice to Buyer at any time after November 16, 2001 so long as Seller is not in material breach of its obligations hereunder at

GENSYM CORPORATION
October 16, 2001
Page 10


the time of termination. In the event of termination of this agreement by either Buyer or Seller pursuant to the foregoing clause (ii) or (iii), this agreement shall terminate without further action by any of the parties hereto and all obligations of the parties hereunder shall terminate; provided that any such termination of this agreement shall not limit or impair any remedies that either Buyer or Seller may have with respect to a breach or default by the other of its representations, warranties, covenants or agreements or obligations hereunder.


                                      * * *

     This letter shall be governed by the laws of the Commonwealth of Massachusetts.

     Please indicate your agreement with the terms of this letter be executing it in the space provided below and returning a copy to us.

                                   Very truly yours,

                                   ROCKET SOFTWARE, INC.


                                   By: /s/ Johan Magnusson
                                      ------------------------------------------
                                       Johan Magnusson, Chief Operating Officer


AGREED AND ACCEPTED:

GENSYM CORPORATION


By:  /s/ Lowell B. Hawkinson
     ---------------------------------------------
     Lowell B. Hawkinson, Chief Executive Officer

GENSYM CORPORATION
October 16, 2001
Page 11


                                   TERM SHEET

 CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED
    TO THEM IN THE LETTER TO WHICH THIS TERM SHEET IS ATTACHED AS EXHIBIT A.


TRANSACTION STRUCTURE                   The transaction will be structured as a
                                        purchase and sale of the NetCure Product
                                        Assets (as defined below) and the
                                        assumption of specified liabilities
                                        associated with Seller's NetCure Product
                                        Line to be identified in a schedule to
                                        the definitive agreement.

CONSIDERATION                           The total amount of the purchase price
                                        will be $2,500,000 payable in cash, of
                                        which (i) $100,000 shall be paid upon
                                        the signing of this agreement to which
                                        this Term Sheet is attached as Exhibit
                                        A, and (ii) the balance shall be paid at the closing.

ASSETS The assets of the NetCure Product Line (the "NetCure Product Assets") shall include all tangible and intangible assets used or associated in a material way with the NetCure Product Line, including in any event all related goodwill, including without limitation NetCure, NetCure 2.0 and Xmap/BizCure and the following:

                                        -   Good and valid title, free and
                                            clear of all liens and
                                            encumbrances, to the source
                                            code and documentation for the
                                            following components:

                                            -     NetCure, with on-line
                                                  documentation (NetCure v1.0r2
                                                  and baseline

                                            -     source tree, branches and
                                                  history of shipping products)

                                            -     NetSleuth with on-line
                                                  documentation Build/Make
                                                  scripts for NetCure and
                                                  NetSleuth

                                            -     Training materials for NetCure
                                                  and NetSleuth

                                            -     QA Test Plan and Procedures
                                                  for NetCure and NetSleuth

                                            -     BizCure (project name = X-map)
                                                  prototype (never released)

                                            -     Marketing and collateral
                                                  materials for NetCure and
                                                  NetSleuth, including CD liner
                                                  notes

                                            -     Slides / Presentations / Sales
                                                  kits for NetCure and NetSleuth

                                        -   Good and valid title, free and
                                            clear of all liens and encumbrances,
                                            to all patents and patent
                                            applications, trademarks and
                                            trademark applications, copyrights
                                            and other

GENSYM CORPORATION
October 16, 2001
Page 12


                                            registered intellectual property
                                            specific to the NetCure Product
                                            Line, including the patent relating
                                            to Auto-Discovery of Network Nodes.

                                        -   A perpetual worldwide royalty-free
                                            license (containing representations,
                                            warranties and other provisions
                                            customary for a transaction of this
                                            type and including a copy of all
                                            related source code and
                                            documentation) to use, distribute,
                                            sublicense and modify the following
                                            code sets for use in or relating to
                                            NetCure and BizCure:

                                            -     JAVA COMMON UTILITIES
                                                  (currently incorporated into
                                                  NetCure and BizCure
                                                  prototypes)

                                            -     SYMCURE ALGORITHM (currently
                                                  incorporated into NetCure and
                                                  BizCure prototypes)

                                            -     APIs OF SELLER'S JAVA-BASED
                                                  NEURAL NET TECHNOLOGY
                                                  (currently incorporated into
                                                  NetCure 2.0 prototype)

                                            -     INSTALLER & LICENSING (license
                                                  key generator and
                                                  build/install scripts
                                                  currently required to install
                                                  and execute NetCure and
                                                  BizCure prototypes)

                                        -   The following licenses, free and
                                            clear of all liens and encumbrances,
                                            currently held by Seller relating to
                                            the use of the following development
                                            tools:

                                            -     HP/OV (2 run-time and SDK
                                                  licenses for integration and
                                                  testing)

                                            -     OPTIMIZE-IT (1 license for NT)

                                            -     JBUILDER (the number of
                                                  licenses to be determined
                                                  based on the number currently
                                                  held by Seller; the Seller
                                                  will transfer to Buyer one
                                                  half of the licenses (rounded
                                                  up to the nearest whole
                                                  license) held by it)

                                        -   Good and valid title, free and clear
                                            of all liens and encumbrances, to
                                            all tangible personal property, to
                                            be identified in a schedule to the
                                            definitive agreement, used
                                            principally in the development,
                                            testing, manufacture, support or
                                            maintenance of the NetCure Product
                                            Line, including without limitation:

                                            -     Engineer/Manager laptops,
                                                  workstations and servers

                                            -     QA and Development Lab and
                                                  Testing (including both
                                                  computers, networking gear, as
                                                  well as client stations and
                                                  servers)

                                            -     Various servers used for
                                                  Software Source Control, DHCP,
                                                  Web, routing, DNS and related
                                                  services required to

GENSYM CORPORATION
October 16, 2001
Page 13


                                                  continue development of the
                                                  NetCure Product Line.

                                        -   Seller will use its best efforts to
                                            cause the license held by Seller
                                            relating to the use of TOM SAWYER
                                            (presentation/mapping) to be
                                            transferred to Buyer in accordance
                                            with the provisions of the TOM
                                            SAWYER license.

                                        -   Seller will provide Buyer with a
                                            report from Seller's Trouble
                                            Ticketing System (Helplink export)
                                            of all NetCure and NetSleuth issues
                                            and bugs. The report will be in a
                                            non-Seller specific schema as
                                            determined by Seller and Buyer.

EXCLUDED ASSETS                         Excluded assets include:

                                            -     G2 and all G2 related software

                                            -     OEM licenses for Adventnet

                                            -     Licenses for Install Shield
                                                  development

                                            -     Any and all property
                                                  (personal, tangible and
                                                  intangible), products,
                                                  equipment, intellectual
                                                  property, not related to the
                                                  NetCure Product Line.

ASSUMED LIABILITIES                     Buyer shall assume Seller's obligations
                                        relating to maintenance contracts for
                                        existing NetSleuth and NetCure
                                        customers. At closing, Seller will pay
                                        to Buyer (or, at Buyer's option the
                                        purchase price for the NetCure Product
                                        Assets will be reduced in an amount
                                        equal to) a pro-rata portion of the
                                        maintenance fees received by Seller for
                                        existing NetSleuth and NetCure customers based on the period remaining on such contracts assumed by Buyer.

DESIGNATED EMPLOYEES                    Buyer will offer at-will employment (at
                                        any time after the date of this
                                        agreement but prior to the closing of
                                        the Purchase) to all of the following
                                        employees of Seller (the "Designated
                                        Employees"), with respective benefits
                                        and compensation which, taken as a
                                        whole, are not less favorable than the
                                        respective benefits and compensation
                                        presently enjoyed by them as employees
                                        of Seller:

                                            -     Joe Devlin (Director, Chief
                                                  Architect)
                                            -     Robert Penny (Director
                                                  and Team Lead)
                                            -     Peter Fandel (Principle
                                                  Engineer and Team Lead)
                                            -     Hong Shi (Software Engineer)
                                            -     Colin Smith (UK) (Software
                                                  Engineer)
                                            -     Jonathan Dean (UK) (Software
                                                  Engineer)
                                            -     Jianbo Chang (Test Engineer)
                                            -     Chandu Natarajan
                                                  (Software Engineer)
                                            -     Joe Massey (VP of Engineering)

GENSYM CORPORATION
October 16, 2001
Page 14


                                        Seller will consent to the hiring of the Designated Employees.

                                        Seller will provide personnel records,
                                        salary/performance, immigration status
                                        and similar information relating to the
                                        Designated Employees to Buyer.

FUTURE SELLER / BUYER RELATIONSHIP      Buyer will grant Seller a non-exclusive
                                        right to distribute the NetCure products at a discount of 40% from Buyer's list price for the NetCure products from time to time in effect. Buyer and Seller will negotiate the terms and conditions of such grant in good faith; provided such right shall not extend to Buyer's existing customers, shall extend to
                                        Seller's but with terms for resolution
                                        of overlap, and shall be for an initial
                                        term of one year, subject to customary
                                        renewal and termination provisions.

                                        Seller will provide Buyer with reports
                                        detailing existing NetCure, non G2 based leads.

ANTICIPATED CLOSING DATE                The parties shall use their reasonable
                                        best efforts to execute a definitive
                                        agreement relating to the Purchase by
                                        October 26, 2001.

CLOSING CONDITIONS AND                  The definitive purchase agreement
CERTAIN OTHER PROVISIONS                relating to the Purchase shall contain
                                        customary closing conditions, including
                                        without limitation the following
                                        conditions precedent to the obligations
                                        of (i) Buyer to consummate the
                                        transactions contemplated hereby: (a) an opinion letter of counsel acceptable to Seller on the basis provided above in the letter to which this Term Sheet is attached; (b) at least five of the Designated Employees shall have accepted employment with Buyer on the terms contemplated above in this Term Sheet;
                                        and (c) at least three of Messrs.
                                        Devlin, Penny, Fandel, Chang and Massey
                                        shall have accepted employment with
                                        Buyer on the terms contemplated above in this Term Sheet.

                                        There shall be no "fiduciary out" or
                                        similar ability in favor of Seller to
                                        terminate the definitive agreement for a higher or better bid.

CHOICE OF LAW                           The definitive purchase agreement
                                        relating to the Purchase shall be
                                        governed by Massachusetts law.

REPRESENTATIONS AND                     The definitive purchase agreement
WARRANTIES; COVENANTS AND               relating to the Purchase shall contain
INDEMNIFICATION                         customary representations, warranties,
                                        covenants and other provisions by Buyer
                                        and Seller; the representations and
                                        warranties of Seller and Buyer shall
                                        terminate at closing except for

GENSYM CORPORATION
October 16, 2001
Page 15


                                        representations and warranties relating
                                        to corporate existence and good
                                        standing, authorization, execution,
                                        delivery and performance of the
                                        definitive agreement and related
                                        agreements, conflicts, material
                                        agreements related to the NetCure
                                        Product Assets, title to the NetCure
                                        Product Assets, litigation and
                                        intellectual property.

                                        Seller will indemnify Buyer and its
                                        affiliates for any breach of any
                                        representations or warranties (with
                                        Seller's indemnification obligation in
                                        respect of its representations and
                                        warranties being capped at $2.5 million) or covenants made by Seller in the definitive agreement and any liabilities not expressly assumed by Buyer, and will agree to defend at its expense claims made by third parties. Buyer will indemnify Seller and its affiliates for any breach of any representations or warranties (with Buyer's indemnification obligation in respect of its representations and warranties being capped at $1 million) or covenants made by Buyer in the definitive agreement and any liabilities expressly assumed by Buyer.

                                        Buyer will represent that it has
                                        conducted its own due diligence with
                                        respect to the NetCure Product Assets
                                        and assessed for itself the market
                                        potential of the NetCure Product Assets.

FEES AND EXPENSES                       Each party will pay its own fees and
                                        expenses incurred in connection with the Purchase, including, without limitation, all legal, accounting, financial, advisory, consulting, travel and all other fees and expenses of third parties incurred by a party in connection with the negotiation of the terms and conditions of the Purchase and consummation of the transactions contemplated thereby.